

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via E-mail
Mr. Francis J. Fitzpatrick
Chief Financial Officer and Treasurer
Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

> **RE:** **Balchem Corporation**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarter ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 1-13648**

Dear Mr. Fitzpatrick:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Fiscal Year 2010 Compared to Fiscal Year 2009

2. Please discuss in greater detail the business reasons for the changes between periods in your net sales and operating expenses line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, it is unclear what impact the increase in volumes sold of propylene oxide products had on your net sales for the Specialty Products segment as compared to the modest price increases for your ethylene oxide products for medical device sterilization. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 18

3. Given your significant foreign operations, please consider enhancing your liquidity disclosure in future filings to address the following:
    •   Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of December 31, 2010; and
    •   Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Item 8 – Financial Statements and Supplementary Data, page 24

Note 12 – Segment Information, page 46

4. Please disclose for each period presented the amount of long-lived assets attributed to your country of domicile, as well as attributed to all foreign countries in total. If assets in an individual foreign country are material, those assets should be disclosed separately. Refer to FASB ASC 280-10-50-41(b).

Form 10-Q for the Quarter Ended September 30, 2011

General

5. Please address the above comments in your interim filings as well, as applicable.

Signatures, page 31

6. Your principal financial or chief accounting officer should also sign the Form 10-Q. Refer to Instruction G of Form 10-Q.

Form 8-K Filed June 22, 2011

7. It does not appear that you have amended your Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief